SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Ritsuko Hattori–Roche

c/o Codan Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1–1111

Cayman Islands

Telephone: (+1) (345) 945–3901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,085,000
	8	Shared Voting Power: 2,460,000
	9	Sole Dispositive Power: 19,085,000
	10	Shared Dispositive Power: 2,460,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,545,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 24.12%(2)
14	Type of Reporting Person (See Instructions): IN
(1)	Includes (i) 129,770 ordinary shares and 6,623,410 American Depository Shares, each of which represents 3 ordinary shares (“ADSs”), held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest and (ii) 515,000 ADSs held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori–Roche is the grantor (“Catalonia”).
(2)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

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CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings LTD
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,545,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,545,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.73%(6)
14	Type of Reporting Person (See Instructions): OO
(5)	Includes 515,000 ADSs held directly by Catalonia.
(6)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20–F.

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EXPLANATORY NOTE

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. The parties described below determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d 5(b)(1). The Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following disclosure:

(a)–(c), (f)

As part of Amendment No. 1, the following entity was added as a Reporting Person: Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori–Roche is the grantor (“Catalonia”).

Catalonia is a holding company with no operations. Catalonia’s business address and the address of its principal office is c/o Charter Place, 23-27, Seaton Place, St. Helier, Jersey JE11JY. The name, citizenship, business address, present principal occupation or employment of each director of Catalonia, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I to this Amendment No. 1, which is incorporated herein by this reference.

The director of Catalonia is Sector Trust Company Limited of Charter Place, 23/27 Seaton Place, St Helier, Jersey, JE11JY.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following disclosure:

Catalonia funded its acquisition reported herein with an interest free loan from Parador Trust.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following disclosure:

Except as otherwise set forth in this Item 4, each Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although each may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market transactions, private transactions or pursuant to a 10b5-1 plan, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, each of the Reporting Persons may dispose of all or a portion of its securities of the Issuer at any time. Each of the Reporting Persons

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reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. In addition, each of the Reporting Persons may take actions including (i) proposing measures which it believes would enhance shareholder value, (ii) seeking additional representation on the board of directors of the Issuer, (iii) continuing to hold securities of the Issuer, or (iv) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following disclosure:

(a)-(b) The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference. The Reporting Persons disclaim any membership in a “group” for purposes of this Schedule 13D.

(c) Below is a description of the transactions in ADSs that were effected during the past 60 days.

Reporting Person	Date of Transaction	Amount of ADSs	Price per Share	Method
Catalonia Holdings LTD	December 9, 2011	515,000	$4.98	Open market

Item 7.	Material to be Filed as an Exhibit

(a) Joint Filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 16, 2011

Ritsuko Hattori-Roche

By:	/s/ Ritsuko Hattori-Roche

[Signature Page to Amendment No. 1 to Schedule 13D]

Catalonia Holdings LTD

By: Sector Trust Company Limited, as director

By:	/s/ Elizabeth Nursey
Name:	Elizabeth Nursey
Title:	Director

By:	/s/ S. McInness
Name:	S. McInness
Title:	Director

[Signature Page to Amendment No. 1 to Schedule 13D]

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF CATALONIA

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director of Catalonia is set forth below. Catalonia has no executive officers.

Name	Citizenship	Current Principal Occupation
Sector Trust Company Limited	Jersey	Sector Trust Company is a financial services group. The business address of Sector Trust Company is c/o Charter Place 23/27 Seaton Place, St. Helier, Jersey JE11JY.

STC Secretaries Limited	Jersey	STC Secretaries Limited acts as corporate secretaries to companies under management. The business address of STC Secretaries Limited is c/o Charter Place 23/27 Seaton Place, St. Helier, Jersey JE11JY.